UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes  ☐  No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Offering of Common Units and Concurrent Private Placement

In connection with its previously announced public offering (the “Public Offering”) of common units representing limited partner interests (“Common Units”) in Golar LNG Partners LP (the “Partnership”), the Partnership entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC (the “Underwriter”) and certain other parties, pursuant to which the Partnership agreed to sell, and the Underwriter agreed to buy, 4,300,000 Common Units, at a price of $30.50 per Common Unit.  The Public Offering is being registered under the Securities Act of 1933, as amended, pursuant to the Partnership’s registration statement on Form F-3 (Reg. No. 333-181094).  The Public Offering is expected to close on November 7, 2012, subject to customary closing conditions. The Underwriting Agreement is attached hereto as Exhibit 1.1.

Also as previously announced, in connection with the offering, Golar LNG Limited agreed to purchase directly from the Partnership, in a concurrent private placement, 1,524,590 Common Units at a price of $30.50 per unit (the “Private Placement”), pursuant to a Unit Purchase Agreement dated November 1, 2012 (the “Unit Purchase Agreement”).  The Private Placement is expected to close on November 7, 2012, subject to the closing of the Public Offering.  The Unit Purchase Agreement is attached hereto as Exhibit 10.1.

Golar Grand Acquisition

As previously announced, the Partnership has entered into a Purchase, Sale and Contribution Agreement dated November 1, 2012 (the “Grand Purchase Agreement”), pursuant to which the Partnership has agreed to purchase from Golar LNG Limited ownership interests in the subsidiaries that lease and operate the LNG carrier, the Golar Grand (the “Golar Grand Acquisition”), for an aggregate purchase price of $265.0 million.  The Grand Purchase Agreement is attached hereto as Exhibit 10.2.

Senior Unsecured Norwegian Bond Issuance

As previously announced, on October 12, 2012, the Partnership issued NOK 1,300 million in senior unsecured bonds that mature in October 2017 (the “Senior Bonds”).  The aggregate principal amount of the Senior Bonds is equivalent to approximately U.S. $227 million. All interest and principal payments on the Senior Bonds will be swapped into U.S. dollars including fixing interest payments at 6.485%.  A copy of the Bond Agreement that the Partnership entered into in connection with the Senior Bonds is attached hereto as Exhibit 10.3.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094), ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012.

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

1.1  Underwriting Agreement dated November 1, 2012.

5.1  Opinion of Watson, Farley & Williams (New York) LLP.

8.1  Opinion of Vinson & Elkins LLP relating to tax matters.

8.2  Opinion of Watson, Farley & Williams (New York) LLP relating to tax matters.

10.1 Unit Purchase Agreement, dated November 1, 2012.

10.2 Purchase, Sale and Contribution Agreement dated November 1, 2012.

10.3 Bond Agreement dated October 11, 2012.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: November 5, 2012	By:	/s/ Graham Robjohns
Graham Robjohns
Principal Executive Officer

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